UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China

+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Company’s Certifying Accountant.

Previous independent registered public accounting firm

On June 2, 2023, the audit committee (the “Audit Committee”) of the board of directors (“Board”) of Paranovus Entertainment Technology Limited (formerly known as Happiness Development Group Limited, the “Company”)) approved the dismissal of TPS Thayer, LLC (“TPS”) as the Company’s independent registered public accounting firm, effective immediately. The auditor’s report of TPS on the Company’s consolidated financial statements as of and for either of the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years and through the subsequent interim period preceding TPS’s resignation, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and TPS on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of TPS would have caused TPS to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the two most recent fiscal years and through the subsequent interim period preceding TPS’s resignation, there was one “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F, relating to disclosure of material weaknesses in the Company’s internal control over financial reporting. As previously reported, the following material weaknesses were identified: (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) a lack of proper procedures in place to identify certain related party transaction.

We furnished a copy of this disclosure to TPS and have requested that TPS furnish us with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”) stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from TPS, and a copy of the letter is filed with this Current Report on Form 6-K as Exhibit 16.1.

New independent registered public accounting firm

On June 2, 2023, the Audit Committee approved the engagement of Enrome LLP (“Enrome”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended March 31, 2023.

During the two most recent fiscal years and through the subsequent interim period preceding Enrome’s engagement, the Company has not consulted with Enrome regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that Enrome concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Exhibit No.	Description

16.1	Letter from TPS Thayer, LLC to the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: June 5, 2023	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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